ProxyMed, Inc.
1854 Shackleford Court, Suite 200
Norcross, GA 30093

December 7, 2006

Room 4561

Stephen G. Krikorian
Branch Chief - Accounting
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ProxyMed, Inc.
       Form 10-K for the Year Ended December 31, 2005
       Forms 10-Q for the Quarters Ended March 31, June 30 and
       September 30, 2006
       Forms 8-K Filed on May 9, August 9 and November 8, 2006
       File No. 0-22052

Dear Mr. Krikorian:

          ProxyMed, Inc. (the “Company”) has reviewed your letter dated November 16, 2006 (the “November 16 Comment Letter”) regarding the Company’s Form 10-K, subsequent Forms 10-Q and related Forms 8-K. The Company responds to the November 16 Comment Letter as set forth below. The paragraph numbers below are intended to correspond to the paragraph numbers set forth in the November 16 Comment Letter. In addition, for your convenience, we have restated each of your comments as set forth in the November 16 Comment Letter immediately preceding each of our responses below.

Form 10-K for the Year Ended December 31, 2005

Consolidated Statements of Operations, page F-5

1.	The line item “Depreciation and amortization” appears to include all depreciation and amortization expense. Tell us the amounts of depreciation and amortization included in this amount that relate to products and services provided to customers. In this regard, indicate whether any amounts included in the impairment charge recognized for impaired assets relates to cost of revenues (e.g., provider network intangible asset). If so, tell us the consideration given to presenting this charge as part of cost of revenues.

RESPONSE: The amount of depreciation expense included in the line item “depreciation and amortization” relating to products or services provided to customers was approximately $360,000, $313,000 and $268,000 for the years ended December 31, 2005, 2004 and 2003, respectively. These amounts primarily relate to depreciation of communication devices leased to customers in our Laboratory Communication Solutions Segment. The Company believes that its current income statement presentation conforms to SEC Regulation S-X, Rule 5- 03, “Income Statements” and SEC Staff Accounting Bulletin 11.B, “Depreciation and Depletion Excluded from Costs of Sales.”

Stephen G. Krikorian
December 7, 2006

There is no amortization expense relating to our intangible assets (customer relationships, provider networks, capitalized software, and purchased technology) included in the line item “depreciation and amortization” relating to products and services provided to customers. The Company’s customer relationships resulted from previous acquisitions and represent both contractual and non-contractual relationships between the Company and its customers due to (a) the Company having information about the customer and regular contact with the customer and (b) the customer having the ability to make direct contact with the Company. The Company’s provider network resulted from a previous acquisition and represents the cost of direct provider recruiting, the cost of recruiting the leased networks and the costs of selling and recruiting providers into our preferred provider organization. The Company’s capitalized software and purchased technology represent internal use software costs developed by the Company or acquired in previous acquisitions for which the Company has not marketed externally and is accounted for under the provisions of Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”

With regard to the $96.4 million impairment charge recognized in fiscal 2005, $19.8 million related to customer relationships and $8.6 million related to the provider networks. The remaining $68.0 million related to goodwill. As noted above, the impairment charges for customer relationships and the provider networks do not relate to products or services provided to customers and are, therefore, not included as part of cost of revenues.

Notes to Consolidated Financial Statements

Note 21 – Quarterly Financial Data, page F-37

2.	Tell us how your presentation of quarterly financial data meets the requirements of Item 302(A)(1) of Regulation S-K, specifically the requirement to present an amount of gross profit for each period. We refer you to SAB Topic 6 (G)(1)(a) Question 3.

RESPONSE: The Company has reviewed the guidance in Item 302(A)(i) of Regulation S-K and SAB Topic 6 (G)(1)(a) Question 3 and will provide the following disclosure in future filings:

Net revenues

Gross margin (a)

Operating income or loss

Net income or loss

Basic and diluted loss per share

Basic and diluted weighted average shares outstanding

(a) The Company will also include the depreciation expense relating to products and services provided to customers noted in our response to comment 1 regarding the gross margin disclosure.

Forms 10-Q for the Quarters Ended March 31, June 30 and September 30, 2006

Stephen G. Krikorian
December 7, 2006

Certifications

3.	We note that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also include the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

RESPONSE: In future filings, the identification of the certifying individual at the beginning of the certification will not include the individual’s title.

Forms 8-K filed on May 9, August 9 and November 8, 2006

4.	We note that in your May 9, 2006 press release you present a reconciliation between EBITDA and operating loss. Tell us how you considered the guidance in Question 15 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in determining that this presentation complied with Regulation G and Item 10(e) of Regulation S-K. Refer also to your response to comment 9 in your November 4, 2004 correspondence to the Staff.

RESPONSE: The reconciliation between EBITDA and operating loss in the May 9, 2006 press release was inadvertent. Management has reconciled EBITDA to net loss in its subsequent quarterly press releases during 2006 and will continue to do so.

5.	We note that you believe your presentation of EBITDA is useful to investors because it provides a basis for measuring your operating performance, capital resources and cash flow and that you have presented a reconciliation of EBITDA to net loss. Your reconciliation to net loss suggests that you intend EBITDA to be used as a performance measure. Because you also appear to be using EBITDA as a liquidity measure, tell us what consideration has been given to presenting a reconciliation to a GAAP liquidity measure.

RESPONSE: EBITDA is the performance measurement used by the Company to compare its results with its competitors. Therefore, management believes it is useful to investors as a performance measure. The Company does not use EBITDA as a liquidity measure directly; rather, an additional purpose to which management puts EBITDA is to reference it when calculating the amount available under its line of credit as required by its line of credit agreement. As a result, the Company believes a reconciliation of EBITDA to a GAAP liquidity measure would not be useful to users.

6.	In your press release of November 8, 2006 we note that you exclude the impact of an impairment recorded in 2005 from your computation of EBITDA. Tell us how you determined that your presentation of EBITDA in this manner is appropriate based on the guidance in Question 14 of the FAQ.

RESPONSE: Question 14 of the FAQ indicates that the term “earnings” within EBIT and EBITDA means net income as presented in the statement of operations under GAAP. In the narrative discussion of EBITDA included in the press release dated November 8, 2006, the Company excluded the one time impairment charge for its intangible assets in calculating EBITDA. The Company believed that due to the nature of the impairment charge, excluding it from a period to period performance comparison would be more useful to the user. However, in light of the guidance provided by Question 14 of the FAQ, the Company will prospectively

Stephen G. Krikorian
December 7, 2006

reflect “earnings” within EBITDA as net income as presented on the statement of operations and to the extent the Company believes it is useful to investors to adjust “earnings,” the resulting amounts will be properly characterized as something other than EBITDA, for example “Adjusted EBITDA” or “EBITDA Excluding Impairment Charges. ”

*           *           *

     In connection with responding to the November 16 Comment Letter, the Company acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any further comments regarding this letter, the response contained herein or any of the relevant Form 10-K, Forms 10-Q and Forms 8-K, please contact the undersigned or the Company’s outside counsel, Adam Lenain, Esq. , Foley & Lardner LLP, 402 W. Broadway, Suite 2100, San Diego, California 92101; Telephone No. : (619) 685-4604, Facsimile No. : (619) 234-3510.

Sincerely,

/s/ John G. Lettko
                                   John G. Lettko, Chief Executive Officer